 Exhibit 99.1

 For Immediate Release – Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX SUCCESSFULLY COMPLETES CONSTRUCTION AND IS CURRENTLY COMMISSIONING ITS DEEP CUT GAS PLANT AT ALDER FLATS

CALGARY, ALBERTA (May 26, 2015) – Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce it has successfully completed construction and has begun commissioning of Phase 1 of the Bellatrix O’Chiese Nees-Ohpawganu’ck deep cut gas plant in the Alder Flats area of Alberta (the “Bellatrix Alder Flats Plant” or the “Plant”). Phase 1 of the Plant was constructed with design capacity of 110 mmcf/d, and was completed ahead of schedule and within approximately 3% of cost estimates.

Commissioning of the Bellatrix Alder Flats Plant is currently underway, which involves operational and functional unit testing, pressure testing and purging, initial Plant start up, and performance testing. Mechanical, instrument, and electrical pre-commissioning work is complete. Final pressure testing and purging of the Plant is also complete. Initial Plant start up commenced on May 22, 2015 with subsequent first delivery of natural gas volumes to sales. Bellatrix anticipates increasing volume throughput at the Plant and completion of the commissioning process through the month of June.

Bellatrix has secured firm takeaway capacity of its natural gas volumes from the Plant through the main gas transmission system in Alberta and has entered into firm transportation and fractionation agreements with an established midstream company providing for takeaway, processing and marketing of all NGL and condensate products produced at the Plant. Bellatrix’s firm service takeaway capacity on the main gas transmission system will grow from approximately 220 mmcf/d in the first quarter of 2015 to 330 mmcf/d upon final start-up of Phase 1 of the Plant. This incremental firm takeaway capacity provides Bellatrix with unfettered processing capability to grow company volumes to approximately 60,000 boe/d without material capital spending on infrastructure over the near term.

Completion of the Bellatrix Alder Flats Plant is a significant milestone for Bellatrix because it is expected to provide improved operational control and enhanced reliability of processing. Bellatrix intends to deliver natural gas volumes to the Plant sourced from both behind pipe volumes that are currently constrained from area processing within the greater Ferrier region, and from operated natural gas volumes currently processed through third party facilities. Bellatrix expects the enhanced natural gas liquids recovery capabilities of the Plant will provide an approximately 14% uplift in revenue from the same gas stream currently processed through third party plants.

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol BXE.

FORWARD LOOKING STATEMENTS:

This press release contains forward looking statements. More particularly, this press release contains statements concerning the completion of construction and commissioning of the Bellatrix Alder Flats Plant, the anticipating timing of completion of commissioning of the Plant, the anticipated start-up of the Plant, and the anticipated benefits of the Plant to Bellatrix in respect of its processing capacity, growth potential, operational reliability, processing reliability, liquids recovery and increased revenue potential. Forward-looking statements necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. Events or circumstances may cause actual results to differ materially from those predicted, as a result of the risk factors set out and other known and unknown risks, uncertainties, and other factors, many of which are beyond the control of Bellatrix. In addition, forward looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect and which have been used to develop such statements and information in order to provide shareholders with a more complete perspective on Bellatrix's future operations. Such information may prove to be incorrect and readers are cautioned that the information may not be appropriate for other purposes. Although the Company believes that the expectations reflected in such forward looking statements or information are reasonable, undue reliance should not be placed on forward looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development or exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing list is not exhaustive of all factors and assumptions which have been used. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian and US securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), through the SEC website (www.sec.gov), and at Bellatrix's website (www.bellatrixexploration.com). Furthermore, the forward looking statements contained herein are made as at the date hereof and Bellatrix does not undertake any obligation to update publicly or to revise any of the included forward looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

BARRELS OF OIL EQUIVALENT

The term barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. All boe conversions in this press release are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

or

Troy Winsor, Investor Relations (800) 663-8072

Bellatrix Exploration Ltd.

1920, 800 – 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com